KILEY PARTNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	335,147
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		8,235
Change in accounts receivable - clearing broker		(171,449)
Change in accounts receivable - related party		385
Change in accounts receivalbe - other broker		(119)
Change in securities owned		1,552,036
Change in other assets		1,522
Change in accounts payable		(14,000)
Change in accrued expenses		98,045
Change in payable to clearing broker		(746,060)
Change in securities sold, not yet purchased		(852,258)
Change in due to related party		(6,161)
NET CASH PROVIDED BY OPERATING ACTIVITIES		205,323
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(2,067)
Decrease in deposit with clearing broker		75,000
NET CASH PROVIDED BY INVESTING ACTIVITIES		72,933
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholder		(165,991)
NET CASH USED BY FINANCING ACTIVITIES		(165,991)
NET INCREASE IN CASH AND CASH EQUIVALENTS		112,265
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		64,576
End of year	$	176,841

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid During the Year for Interest	$	10,480

See accompanying notes.